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EXHIBIT 12.1

        The historical ratio of earnings to fixed charges for these periods was calculated as follows:

	Year ended December 31,
			January 1, 2000 through November 20, 2000
	1998	1999
Earnings:
Income before taxes	$28,980	$43,108	$17,554
Fixed charges (see below)	49,887	42,668	48,786

	$78,867	$85,776	$66,340

Fixed Charges
Interest expense, net	$47,683	$40,227	$45,406
Interest component of rent expense (one third of rent expense)	2,204	2,441	3,380

	$49,887	$42,668	$48,786

Ratio of Earnings to Fixed Charges	1.58	2.01	1.36

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  EXHIBIT 12.1